FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2009.

Total number of pages: 21

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2008 (Unaudited)
FROM APRIL 1, 2008 TO DECEMBER 31, 2008 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2008 (Unaudited)

FROM APRIL 1, 2008 TO DECEMBER 31, 2008

CONSOLIDATED

Released on January 29, 2009

NIDEC CORPORATION

Date of Directors’ meeting for financial results: January 29, 2009

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

(from April 1, 2008 to December 31, 2008)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2008	2007
Net sales	¥506,406	¥549,221
Ratio of change from the previous period	(7.8)%	22.8%
Operating income	50,816	57,537
Ratio of change from the previous period	(11.7)%	15.8%
Income from continuing operations before income taxes	41,303	54,115
Ratio of change from the previous period	(23.7)%	5.3%
Net income	23,063	34,303
Ratio of change from the previous period	(32.8)%	14.1%
Net income per share -basic	¥159.42	¥236.73
Net income per share -diluted	¥155.94	¥230.28

Note: NIDEC discontinued its optical pickup unit business, which was one of Nidec Sankyo’s businesses, as of December 31, 2008, as a result, the result of the optical pickup unit business for the nine months ended December 31, 2008 was recorded as “net income from discontinued operations” in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for nine months ended December 31, 2007 were retrospectively reclassified.

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	December 31	March 31
	2008	2008
	(unaudited)
Total assets	¥674,612	¥671,714
Shareholders’ equity	306,490	319,584
Shareholders’ equity to total assets	45.4%	47.6%
Shareholders’ equity per share	¥2,138.99	¥2,204.94

2. Dividend Condition (unaudited)

	Yen
	Year ending March 31, 2009	Year ended March 31, 2008

Interim dividend per share	¥30.00	¥25.00
Year-end dividend per share	30.00 *	30.00
Annual dividend per share	¥60.00 *	¥55.00

Notes: 1. * The dividends per share (year-end and annual) are forecast amounts.

2. Revision of expected dividends during this period: No

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2009)

Yen in millions (except for per share amounts)
Net sales	¥630,000
Operating income	55,000
Income from continuing operations before income taxes	43,000
Net income	28,000
Net income per share -basic	¥194.01

Note: Financial forecasts for the year ending March 31, 2009 remain unchanged from the previous ones released on December 19, 2008.

4. Others

(1) Change in number of material subsidiaries during this period

(due to change in the scope of consolidation): Not applicable

(2) Adoption of unique accounting method: Yes

Note: Please refer to details in “4. Others” on page 10.

(3) Changes in accounting method in this period

1. Changed by new accounting standard: Yes

2. Changed by others: Not applicable

Note: Please refer to details in “4. Others” on page 10.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at December 31, 2008

144,987,492 shares at March 31, 2008

2. Number of treasury stock at the end of each period:

1,787,918 shares at December 31, 2008

47,495 shares at March 31, 2008

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

144,668,735 shares for the nine months ended December 31, 2008

144,905,717 shares for the nine months ended December 31, 2007

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

(1) Overview of the nine months ended December 31, 2008 (Fiscal Year Ending March 31, 2009)

Business conditions throughout the third quarter of fiscal 2008 underwent a dramatic change compared with the six-month period ended September 30, 2008. This was mainly attributable to a worldwide recession that reflected growing financial unrest, triggered by a variety of factors including the sub-prime loan crisis in the United States. Under these circumstances, NIDEC experienced a sudden downturn across the vast majority of its businesses, resulting in a drop in sales from the middle of November 2008. Confronted with the unprecedented predicament of month-to-month deterioration in sales by as much as 50%, NIDEC was forced to act quickly to deal with the sudden change. In this context, the company adopted a set of measures, taking steps to reduce fixed expenses, substantially cut operating costs and streamline inventories. Combating the 50% decline in sales, NIDEC worked tirelessly to establish a framework that would prevent the company from falling into a loss position for the year. Despite these endeavors, NIDEC was unable to prevent a deterioration in its business results. This was attributable to the decrease in sales associated with the sudden and decrease in production. As a result, net sales, operating income and net income for the nine months ended December 31, 2008 decreased 7.8%, 11.7% and 32.8% compared to the previous nine months ended December 31, 2007, respectively.

(2) Operating results

<Operating results for the nine months ended December 31, 2008>

Our consolidated net sales and operating income for the nine months ended December 31, 2008 (“this period”) decreased approximately ¥42,800 million, or 7.8%, to ¥506,406 million and approximately ¥6,700 million, or 11.7%, to ¥50,816 million compared to the previous nine months ended December 31, 2007 (“the previous period”), respectively. Net sales of small precision motors, machinery, and electronic and optical components decreased. Operating income of the three product segments and mid-size motors also decreased.

Our income from continuing operations before income taxes and net income decreased approximately ¥12,800 million, or 23.7%, to ¥41,303 million and ¥11,200 million, 32.8%, to ¥23,063 million compared to the previous period, respectively. This decrease was due in part to foreign exchange loss which increased approximately by ¥7,500 million from ¥2,600 million for the previous period to ¥10,200 million for this period.

(Net sales by product segments)

Net sales of small precision motors decreased approximately ¥36,800 million, or 12.4%, to ¥258,576 million for this period. Sales of spindle motors for hard disk drives (“HDD”) decreased approximately ¥23,800 million, or 14%, while unit shipment of the spindle motors slightly increased 1%. This decrease was due to the approximately 12% yen appreciation against the U.S. dollar. For the three months ended December 31, 2008, sales decreased approximately 40% compared to the three months ended December 31, 2007. The yen-based and the U.S. dollar-based average unit price of the motors for this period decreased approximately 15% and 2% compared to the previous period, respectively. Sales of spindle motors for 3.5, 2.5 and 1.8-inch HDDs decreased, especially the sales of the motors for 3.5-inch HDDs decreased 23%, but unit shipments of the motors for 2.5-inch HDDs increased 24% compared to the previous period.  Sales of DC motors also decreased approximately 8,500 million, or 12% compared to the previous period. Sales of brushless DC motors by Nidec Corporation and its direct-line subsidiaries decreased approximately ¥6,600 million, or 15.5%, while unit shipments of the motors decreased approximately only 7%. Sales of fan motors also decreased approximately 5,400 million, or 15%. Sales of fan motors by Nidec Corporation and its direct subsidiaries decreased approximately 16%, but the quantity of unit shipments of the motors increased 5%.

Net sales of mid-size motors decreased approximately ¥7,400 million, or 10.5%, to ¥63,500 million for this period. Sales of motors for automobiles showed approximately ¥5,900 million, or 16.5%, decrease compared to the previous period. Sales of motors for home appliances and industrial use had less than 10% decrease.

Net sales of machinery increased approximately ¥7,200 million, or 13.5%, to ¥60,321 million for this period. This growth was due to sales increase of LCD-panel-substrate handling robots of Nidec Sankyo, Nidec-Read and Nidec Copal. On the other hand, sales of Nidec-Kyori, Nidec Tosok and Nidec-Shimpo decreased compared to the previous period.

Net sales of electronic and optical components decreased approximately ¥8,800 million, or 8%, to ¥101,298 million for this period. Sales of shutters for digital cameras and mobile phones and plastic lens unit of Nidec Copal and electric circuit parts of Nidec Copal Electronics decreased more than 10% compared the previous period. NIDEC discontinued optical pickup unit business, which was one of Nidec Sankyo’s businesses, as of December 31, 2008. The result of optical pickup unit business for the nine months ended December 31, 2008 was recorded as “net income from discontinued operations” in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Net sales of the discontinued operations for this period and previous period were ¥7,698 million and ¥9,767 million, respectively.

Net sales of other products increased approximately ¥2,900 million, or 15%, to ¥22,711 million for this period. Sales of automotive parts of Nidec Tosok had double-digit percentage growth due to the increased automotive parts demand for compact car and new customer’s demand.

(Our income by products segment for the nine months ended December 31, 2008)

Operating income decreased ¥6,721 million, or 11.7%, to ¥50,816 million for this period compared to the previous period. Operating income of small precision, mid-size motors and electronic and optical components decreased, while operating income of other products increased. Ratio of operating income to net sales for this period could remain more than 10%, even though the ratio for three months ended December 31, 2008 decreased to 7.1%.

Details of each business segment are as follows:

Operating income of small precision motors decreased approximately ¥3,900 million, or 10%, to ¥33,884 million for this period. Operating income ratio for this period improved to 13%, compared to the ratio for the previous period despite the decrease of income for the three months ended December 31, 2008 (“this third quarter”). Operating income ratio for this third quarter was 10.8%, which is low compared to the any other recent period.

Operating income of mid-size motors decreased approximately ¥1,400 million, to ¥357 million for this period. This is primarily due to the ¥800 million of operating losses in this third quarter, which was primarily caused by a decline of motors for automobiles.

Operating income of machinery decreased approximately ¥400 million to ¥8,191 million for this period. LCD-panel-substrate handling robots sales by Nidec Sankyo increased, but were offset by the lower sales of Nidec-Kyori, Nidec-Shimpo and Nidec Tosok.

Operating income of electronic and optical components decreased approximately ¥900 million, to ¥9,385 million for this period. This came primarily from decrease in sales of Nidec Copal and Nidec Copal Electronics.

Operating income of other products increased approximately ¥200 million to ¥1,766 million for this period. This increase was primarily due to sales increase in Nidec Tosok’s automotive parts.

<Operating results for the three months ended December 31, 2008>

Consolidated net sales decreased approximately ¥52,000 million, or 26.9%, to ¥141,200 million for the three months ended December 31, 2008 (“this third quarter”) compared to the three months ended December 31, 2007 (“the previous third quarter”), and decreased approximately ¥49,100 million, or 25.8% compared to the three months ended September 30, 2008 (“the last quarter”). Operating income decreased approximately ¥13,100 million, or 56.6%, to ¥10,000 million for this third quarter compared to the previous third quarter, and decreased approximately ¥12,300 million, or 55.2%, compared to the last quarter. Net loss for this third quarter was approximately ¥4,800 million, mainly due to approximately ¥12,800 million of foreign exchange loss for this third quarter. This resulted in a decrease of approximately ¥18,700 million and 17,500 million compared to the previous third quarter and the last quarter, respectively.

Summaries of operating results for this third quarter compared to the last quarter are as follows:

The ¥49,100 million of net sales decrease consisted of ¥33,600 million, or 33%, of sales decrease in small precision motors, ¥6,100 million, or 28%, of sales decrease in mid-size motors, ¥2,200 million, or 10%, of sales decrease in machinery, ¥6,300 million, or 17.5%, of sales decrease in electronic and optical components, and ¥900 million, or 11%, of sales decrease in other products. The ¥33,600 million of sales decrease in small precision motors was mainly due to ¥22,500 million, or 37%, of sales decrease in spindle motors for HDDs. This was due to the 10% yen appreciation against the U.S. dollar, and decrease of customers’ demands which resulted in 30% decrease of our unit shipments compared to last quarter.

The ¥12,300 million of operating income decrease consisted of ¥7,400 million of income decrease in small precision motors, ¥2,100 million of income decrease in electronic and optical components, ¥1,100 million of income decrease in mid-size motors, ¥1,300 million of income decrease in machinery, and ¥500 million of income decrease in other products.

2. Qualitative Information on the Financial Conditions (consolidated)

As for the changes in the balance sheet, total assets at December 31, 2008 increased approximately ¥2,900 million, compared to March 31, 2008. Cash and cash equivalents, and inventories increased approximately ¥14,000 million and ¥2,300 million, respectively.

For liabilities and shareholders’ equity, short-term borrowings at December 31, 2008 increased approximately ¥82,200 million compared to March 31, 2008. Retained earnings at December 31, 2008 increased approximately ¥14,300 million, compared with March 31, 2008.

Shareholders’ equity at December 31, 2008 was approximately ¥306,500 million and shareholders’ equity to total assets was 45.4%.

<Cash flows>

The balance of cash and cash equivalents as of December 31, 2008 was ¥114,786 million, increase of ¥13,977 million from March 31, 2008.

“Cash flow from operating activities” produced cash inflow of ¥47,195 million. Compared to the previous period, the cash flow decreased by approximately ¥10,100 million mainly due to decrease of approximately ¥11,200 million in net income for this period compared to the previous period.

“Cash flow from investing activities” produced cash outflow of ¥60,293 million. The outflow was mainly due to ¥31,300 million of additions to property, plant and equipment, ¥22,500 million of other investments and loans.

“Cash flow from financing activities” produced cash inflow of ¥38,997 million. The inflow resulting from increase of short-term borrowings was approximately ¥84,200 million which was offset by ¥26,400 million of redemption of corporate bonds and ¥8,700 million of dividend payments.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

We revised the forecasts of Consolidated Financial Performance on December 19, 2008 for the Year Ending March 31, 2009.

On a comparative basis, net sales of the nine months ended December 31, 2008 (“this period”) achieved 80.4% of the revised forecast. Operating income and net income achieved 92.4% and 82.4% of the revised forecast, respectively.

We acknowledge the difficulty in identifying the nature and extent of any impact on our future business operations and performance. Currently, we exploit new markets under four key concepts “energy saving”, “ecology”, “lightness & compactness” and “half price”. At the same time, we make effort to improve our profitability by further cost reductions. As a result, the revised forecasts of consolidated business results identified at December 19, 2008 remain unchanged and are again provided as follows:

Forecast of consolidated results for the full year ending March 31, 2009

Net sales	¥630,000 million	(Down 15.1% from the previous fiscal year)
Operating income	¥55,000 million	(Down 28.4% from the previous fiscal year)
Income from continuing operations before income taxes	¥43,000 million	(Down 31.4% from the previous fiscal year)
Net income	¥28,000 million	(Down 32.0% from the previous fiscal year)

Notes:

About Forecast of Business Results

1) Consolidated accounting figures were prepared based on U.S. GAAP.

2) Exchange rate was set at 1 US$ = ¥90 for the fiscal year. Exchange rates of Asian currencies were also set in conjunction with this.

4. Others

(1) Change in number of material subsidiaries during this period

   (due to change in the scope of consolidation): Not applicable

(2) Adoption of unique accounting method: Yes

   (Corporate income tax reporting standards)

Corporate income tax and other taxes are calculated in accordance with FIN 18, which use the expected annual tax rate based on the legal income tax rate, to estimate the quarterly income tax expense.

(3) Changes in accounting method in this period: Yes

As of April 1, 2008, NIDEC adopted SFAS No. 157. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operation or liquidity.

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the defined benefit pension plans were changed to the date of employer’s fiscal year-end from within the three months prior to the year-end. As a result, at the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million. Furthermore, retained earnings, net of tax decreased ¥106 million and accumulated other comprehensive income, net of tax decreased ¥5 million.

As of April 1, 2008, NIDEC adopted SFAS No. 159. SFAS 159 enables entities to choose to measure eligible financial assets and financial liabilities at fair value, with changes in value recognized in earnings. As NIDEC did not elect the fair value option, the adoption of SFAS No. 159 did not have an impact on our consolidated financial position, results of operation or liquidity.

(4) Change in our subsidiaries name:

Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008. Its subsidiaries also changed their names as of the date with the change.

 Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

5. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets (unaudited)

	Yen in millions
	December 31, 2008		March 31, 2008		Increase or decrease	December 31, 2007
	Amount	%	Amount	%	Amount	Amount	%

Current assets:
Cash and cash equivalents	¥114,786		¥100,809		¥13,977	¥90,187
Trade notes receivable	18,236		17,205		1,031	18,557
Trade accounts receivable	126,080		148,928		(22,848)	170,070
Inventories:
Finished goods	35,081		32,735		2,346	32,761
Raw materials	17,464		17,849		(385)	18,506
Work in progress	16,812		16,164		648	16,441
Project in progress	1,205		816		389	1,174
Supplies and other	2,140		2,254		(114)	2,077
Other current assets	24,094		20,238		3,856	22,599
Total current assets	355,898	52.8	356,998	53.1	(1,100)	372,372	53.1

Investments and loan receivable:
Marketable securities, other securities investments and other investments	28,148		15,485		12,663	19,025
Investments in and advances to affiliated companies	1,634		2,102		(468)	2,202
Total investments and loan receivable	29,782	4.4	17,587	2.6	12,195	21,227	3.0

Property, plant and equipment:
Land	39,220		39,389		(169)	40,523
Buildings	108,695		110,258		(1,563)	114,930
Machinery and equipment	247,476		264,019		(16,543)	286,203
Construction in progress	13,305		11,309		1,996	10,322
Sub-total	408,696	60.6	424,975	63.3	(16,279)	451,978	64.5
Less - Accumulated depreciation	(220,715)	(32.7)	(226,146)	(33.7)	5,431	(240,227)	(34.3)
Total property, plant and equipment	187,981	27.9	198,829	29.6	(10,848)	211,751	30.2

Goodwill	73,675	10.9	71,223	10.6	2,452	71,177	10.2
Other non-current assets	27,276	4.0	27,077	4.1	199	24,159	3.5
Total assets	¥674,612	100.0	¥671,714	100.0	¥2,898	¥700,686	100.0

Liabilities and Shareholders’ Equity (unaudited)

	Yen in millions
	December 31, 2008		March 31, 2008		Increase or decrease	December 31, 2007
	Amount	%	Amount	%	Amount	Amount	%

Current liabilities:
Short-term borrowings	¥151,019		¥68,854		¥82,165	¥74,099
Current portion of long-term debt	1,973		29,196		(27,223)	29,874
Trade notes and accounts payable	97,615		121,698		(24,083)	131,609
Other current liabilities	27,646		33,351		(5,705)	32,809
Total current liabilities	278,253	41.3	253,099	37.7	25,154	268,391	38.3

Long-term liabilities:
Long-term debt	2,735		3,430		(695)	3,917
Accrued pension and severance costs	14,154		14,953		(799)	15,319
Other long-term liabilities	11,256		12,462		(1,206)	10,704
Total long-term liabilities	28,145	4.2	30,845	4.6	(2,700)	29,940	4.3

Total liabilities	306,398	45.5	283,944	42.3	22,454	298,331	42.6

Minority interest in consolidated subsidiaries	61,724	9.1	68,186	10.1	(6,462)	70,705	10.1

Shareholders’ equity:
Common stock	66,551	9.9	66,248	9.9	303	66,248	9.5
Additional paid-in capital	69,162	10.3	68,859	10.3	303	68,859	9.8
Retained earnings	207,665	30.8	193,407	28.8	14,258	186,554	26.6
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(29,376)		(10,233)		(19,143)	7,732
Unrealized gains (losses) from securities, net of reclassification adjustments	(1,094)		1,016		(2,110)	2,302
Pension liability adjustments	336		568		(232)	233
Total accumulated other comprehensive income (loss)	(30,134)	(4.6)	(8,649)	(1.4)	(21,485)	10,267	1.4

Treasury stock, at cost	(6,754)	(1.0)	(281)	(0.0)	(6,473)	(278)	(0.0)
Total shareholders’ equity	306,490	45.4	319,584	47.6	(13,094)	331,650	47.3
Total liabilities and shareholders’ equity	¥674,612	100.0	¥671,714	100.0	¥2,898	¥700,686	100.0

(2) Consolidated Statements of Income (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2008
	2008		2007
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥506,406	100.0	¥549,221	100.0	¥(42,815)	(7.8)	¥728,756	100.0
Cost of products sold	393,811	77.8	430,944	78.4	(37,133)	(8.6)	571,337	78.4
Selling, general and administrative expenses	40,270	8.0	38,396	7.0	1,874	4.9	50,168	6.9
Research and development expenses	21,509	4.2	22,344	4.1	(835)	(3.7)	29,709	4.1
Operating expenses	455,590	90.0	491,684	89.5	(36,094)	(7.3)	651,214	89.4
Operating income	50,816	10.0	57,537	10.5	(6,721)	(11.7)	77,542	10.6

Other income (expenses):
Interest and dividend income	2,039		2,062		(23)		2,869
Interest expenses	(1,054)		(1,879)		825		(2,369)
Foreign exchange gain (loss), net	(10,155)		(2,645)		(7,510)		(13,218)
Gain (loss) from marketable securities, net	70		117		(47)		454
Other, net	(413)		(1,077)		664		(1,023)
Total	(9,513)	(1.8)	(3,422)	(0.6)	(6,091)	178.0	(13,287)	(1.8)
Income from continuing operations before income taxes	41,303	8.2	54,115	9.9	(12,812)	(23.7)	64,255	8.8

Income taxes	(11,337)	(2.3)	(14,143)	(2.6)	2,806	(19.8)	(15,930)	(2.2)
Income from continuing operations before minority interest and equity in earnings of affiliated companies	29,966	5.9	39,972	7.3	(10,006)	(25.0)	48,325	6.6

Minority interest in income (loss) of consolidated subsidiaries	4,270	0.8	5,386	1.0	(1,116)	(20.7)	6,485	0.9
Equity in net (income) loss of affiliated companies	78	0.0	7	0.0	71	-	(39)	(0.0)
Net income from continuing operations	25,618	5.1	34,579	6.3	(8,961)	(25.9)	41,879	5.7
Net loss from discontinued operations	(2,555)	(0.5)	(276)	(0.1)	(2,279)	825.7	(723)	(0.1)
Net income	¥23,063	4.6	¥34,303	6.2	¥(11,240)	(32.8)	¥41,156	5.6

Note: NIDEC discontinued its optical pickup unit business, which was one of Nidec Sankyo’s business, as of December 31, 2008, as a result, the result of optical pickup unit business for the nine months ended December 31, 2008 was recorded as “net income from discontinued operations” in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets.” Figures for nine months ended December 31, 2007 and the fiscal year ended March 31, 2008 were retrospectively reclassified.

(3) Quarterly Consolidated Statements of Income (unaudited)

	Yen in millions
	Three months ended December 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Net sales	¥141,186	100.0	¥193,150	100.0	¥(51,964)	(26.9)
Cost of products sold	111,452	78.9	150,682	78.0	(39,230)	(26.0)
Selling, general and administrative expenses	12,802	9.1	11,934	6.2	868	7.3
Research and development expenses	6,894	4.9	7,416	3.8	(522)	(7.0)
Operating expenses	131,148	92.9	170,032	88.0	(38,884)	(22.9)
Operating income	10,038	7.1	23,118	12.0	(13,080)	(56.6)

Other income (expenses):
Interest and dividend income	771		557		214
Interest expenses	(347)		(372)		25
Foreign exchange gain (loss), net	(12,828)		(1,008)		(11,820)
Gain (loss) from marketable securities, net	127		(2)		129
Other, net	161		(100)		261
Total	(12,116)	(8.6)	(925)	(0.5)	(11,191)	-
Income (loss) from continuing operations before income taxes	(2,078)	(1.5)	22,193	11.5	(24,271)	-

Income taxes	(171)	(0.1)	(5,923)	(3.1)	5,752	(97.1)
Income (loss) from continuing operations before minority interest and equity in earnings of affiliated companies	(2,249)	(1.6)	16,270	8.4	(18,519)	-

Minority interest in income (loss) of consolidated subsidiaries	195	0.1	2,333	1.2	(2,138)	(91.6)
Equity in net (income) loss of affiliated companies	(16)	(0.0)	(18)	(0.0)	2	(11.1)
Net income (loss) from continuing operations	(2,428)	(1.7)	13,955	7.2	(16,383)	-
Net loss from discontinued operations	(2,349)	(1.7)	(9)	(0.0)	(2,340)	-
Net income (loss)	¥(4,777)	(3.4)	¥13,946	7.2	¥(18,723)	-

	Yen in millions
	Three months ended
	June 30, 2008		September 30, 2008		December 31, 2008
	Amount	%	Amount	%	Amount	%
Net sales	¥174,947	100.0	¥190,273	100.0	¥141,186	100.0
Operating income	18,392	10.5	22,386	11.8	10,038	7.1
Income (loss) from continuing operations before income taxes	23,083	13.2	20,298	10.7	(2,078)	(1.5)
Net income (loss) from continuing operations	15,054	8.6	12,992	6.8	(2,428)	(1.7)
Net income (loss) from discontinued operations	55	0.0	(261)	(0.1)	(2,349)	(1.7)
Net income	¥15,109	8.6	¥12,731	6.7	¥(4,777)	(3.4)

(4) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2008
	2008	2007
Cash flows from operating activities:
Net income	¥23,063	¥34,303	¥(11,240)	¥41,156
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,123	28,171	(2,048)	37,972
Gain from marketable securities, net	(70)	(117)	47	(454)
Loss on sales, disposal or impairment of property, plant and equipment	554	341	213	1,636
Minority interest in income of consolidated subsidiaries	3,302	5,232	(1,930)	6,082
Equity in net loss (income) of affiliated companies	78	7	71	(39)
Foreign currency adjustments	8,803	1,707	7,096	8,305
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	14,781	(13,843)	28,624	26
Increase in inventories	(6,306)	(2,286)	(4,020)	(5,575)
(Decrease) increase in notes and accounts payable	(17,551)	7,665	(25,216)	5,949
Other	(5,582)	(3,895)	(1,687)	(242)
Net cash provided by operating activities	47,195	57,285	(10,090)	94,816

Cash flows from investing activities:
Additions to property, plant and equipment	(31,277)	(25,972)	(5,305)	(35,660)
Proceeds from sales of property, plant and equipment	590	1,907	(1,317)	2,010
Payments for loans receivable	(14,606)	(160)	(14,446)	(212)
Collection of loans receivable	109	146	(37)	235
Purchases of marketable securities	(3,607)	(107)	(3,500)	(231)
Proceeds from sales of marketable securities	63	2,029	(1,966)	2,761
Acquisitions of consolidated subsidiaries, net of cash acquired	(756)	(2,618)	1,862	(2,619)
Payments for additional investments in subsidiaries	(7,869)	(6,604)	(1,265)	(8,043)
Other	(2,940)	(1,508)	(1,432)	(1,965)
Net cash used in investing activities	(60,293)	(32,887)	(27,406)	(43,724)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	84,222	(11,251)	95,473	(15,123)
Proceeds from issuance of long-term debt	88	-	88	137
Repayments of long-term debt	(1,525)	(2,523)	998	(3,966)
Redemption of corporate bonds	(26,412)	-	(26,412)	-
Proceeds from issuance of new shares	-	761	(761)	761
Purchases of treasury stock	(6,473)	(17)	(6,456)	190
Dividends paid	(8,699)	(7,242)	(1,457)	(7,242)
Other	(2,204)	(1,828)	(376)	(2,037)
Net cash provided by (used in) financing activities	38,997	(22,100)	61,097	(27,280)

Effect of exchange rate changes on cash and cash equivalents	(11,922)	(895)	(11,027)	(11,787)
Net increase in cash and cash equivalents	13,977	1,403	12,574	12,025
Cash and cash equivalents at beginning of period	100,809	88,784	12,025	88,784
Cash and cash equivalents at end of period	¥114,786	¥90,187	¥24,599	¥100,809

SUPPORT DOCUMENTATION (Nine months ended December 31, 2008)

(1) Business Segment Information (unaudited)

	Yen in millions
	Nine months ended December 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥258,576	¥63,500	¥60,321	¥101,298	¥22,711	¥506,406	¥-	¥506,406
Intersegment	1,480	238	6,329	283	3,976	12,306	(12,306)	-
Total	260,056	63,738	66,650	101,581	26,687	518,712	(12,306)	506,406
Operating expenses	226,172	63,381	58,459	92,196	24,921	465,129	(9,539)	455,590
Operating income	¥33,884	¥357	¥8,191	¥9,385	¥1,766	¥53,583	¥(2,767)	¥50,816

	Yen in millions
	Nine months ended December 31, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥295,326	¥70,941	¥53,130	¥110,055	¥19,769	¥549,221	¥-	¥549,221
Intersegment	863	239	7,307	341	3,479	12,229	(12,229)	-
Total	296,189	71,180	60,437	110,396	23,248	561,450	(12,229)	549,221
Operating expenses	258,390	69,445	51,837	100,101	21,642	501,415	(9,731)	491,684
Operating income	¥37,799	¥1,735	¥8,600	¥10,295	¥1,606	¥60,035	¥(2,498)	¥57,537

	Yen in millions
	Three months ended December 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥68,633	¥15,898	¥19,714	¥29,784	¥7,157	¥141,186	¥-	¥141,186
Intersegment	137	50	1,503	69	1,279	3,038	(3,038)	-
Total	68,770	15,948	21,217	29,853	8,436	144,224	(3,038)	141,186
Operating expenses	61,361	16,782	19,203	27,912	8,080	133,338	(2,190)	131,148
Operating income	¥7,409	¥(834)	¥2,014	¥1,941	¥356	¥10,886	¥(848)	¥10,038

	Yen in millions
	Three months ended December 31, 2007
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥107,019	¥23,268	¥18,161	¥37,578	¥7,124	¥193,150	¥-	¥193,150
Intersegment	186	119	2,745	93	1,331	4,474	(4,474)	-
Total	107,205	23,387	20,906	37,671	8,455	197,624	(4,474)	193,150
Operating expenses	92,356	22,735	17,827	33,684	7,504	174,106	(4,074)	170,032
Operating income	¥14,849	¥652	¥3,079	¥3,987	¥951	¥23,518	¥(400)	¥23,118

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3) Machinery: Power transmission drives, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Japan	¥251,704	49.7	¥272,365	49.6	¥(20,661)	(7.6)
U.S.A	10,604	2.1	15,244	2.8	(4,640)	(30.4)
Singapore	31,747	6.3	42,344	7.7	(10,597)	(25.0)
Thailand	76,828	15.2	82,513	15.0	(5,685)	(6.9)
Philippines	10,554	2.1	10,155	1.8	399	3.9
China	40,186	7.9	32,683	6.0	7,503	23.0
Others	84,783	16.7	93,917	17.1	(9,134)	(9.7)
Total	¥506,406	100.0	¥549,221	100.0	¥(42,815)	(7.8)

	Yen in millions
	Three months ended December 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
Japan	¥75,255	53.3	¥93,035	48.2	¥(17,780)	(19.1)
U.S.A	2,571	1.8	4,641	2.4	(2,070)	(44.6)
Singapore	8,058	5.7	15,722	8.1	(7,664)	(48.7)
Thailand	19,044	13.5	31,942	16.5	(12,898)	(40.4)
Philippines	3,044	2.2	3,666	1.9	(622)	(17.0)
China	10,130	7.2	10,581	5.5	(451)	(4.3)
Others	23,084	16.3	33,563	17.4	(10,479)	(31.2)
Total	¥141,186	100.0	¥193,150	100.0	¥(51,964)	(26.9)

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
North America	¥16,948	3.3	¥24,311	4.4	¥(7,363)	(30.3)
Asia	297,129	58.7	325,554	59.3	(28,425)	(8.7)
Others	34,058	6.7	40,329	7.3	(6,271)	(15.5)
Overseas sales total	348,135	68.7	390,194	71.0	(42,059)	(10.8)
Japan	158,271	31.3	159,027	29.0	(756)	(0.5)
Consolidated total	¥506,406	100.0	¥549,221	100.0	¥(42,815)	(7.8)

	Yen in millions
	Three months ended December 31				Increase or decrease
	2008		2007
	Amount	%	Amount	%	Amount	%
North America	¥4,611	3.3	¥7,330	3.8	¥(2,719)	(37.1)
Asia	78,618	55.7	118,677	61.4	(40,059)	(33.8)
Others	8,948	6.3	13,138	6.8	(4,190)	(31.9)
Overseas sales total	92,177	65.3	139,145	72.0	(46,968)	(33.8)
Japan	49,009	34.7	54,005	28.0	(4,996)	(9.3)
Consolidated total	¥141,186	100.0	¥193,150	100.0	¥(51,964)	(26.9)

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

6. Special mentions (unaudited)

(1) Summary of Consolidated Financial Performance for the nine months ended December 31, 2008

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31
	2008	2007		2008	2007		2008

Net sales	¥506,406	¥549,221	(7.8)%	¥141,186	¥193,150	(26.9)%
Operating income	50,816	57,537	(11.7)%	10,038	23,118	(56.6)%
Ratio of operating income to net sales	10.0%	10.5%		7.1%	12.0%
Income (loss) from continuing operations before income taxes	41,303	54,115	(23.7)%	(2,078)	22,193	-
Ratio of income before income taxes to net sales	8.2%	9.9%		(1.5)%	11.5%
Net income (loss)	23,063	34,303	(32.8)%	(4,777)	13,946	-
Ratio of net income to net sales	4.6%	6.2％		(3.4)%	7.2%
Net income (loss) per share -basic	¥159.42	¥236.73		¥(33.16)	¥96.22
Net income (loss) per share -diluted	¥155.94	¥230.28		¥(33.16)	¥93.62

Total assets	¥674,612	¥700,686					¥671,714
Shareholders’ equity	306,490	331,650					319,584
Shareholders’ equity to total assets	45.4%	47.3%					47.6%
Shareholders’ equity per share	¥2,138.99	¥2,288.18					¥2,204.94

Net cash provided by operating activities	¥47,195	¥57,285					¥94,816
Net cash used in investing activities	(60,293)	(32,887)					(43,724)
Net cash provided by (used in) financing activities	38,997	(22,100)					(27,280)
Cash and cash equivalents at end of period	¥114,786	¥90,187					¥100,809

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	131
Number of affiliated companies accounted for under the equity method:	3

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2008	Change from December 31, 2007
Number of companies newly consolidated:	5	6
Number of companies excluded from consolidation:	2	2
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	2	2